Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5289 AFabens@gibsondunn.com

March 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Deanna Virginio

Re:         LDH Growth Corp I
Registration Statement on Form S-1
Filed January 29, 2021
File No. 333-252540

Dear Ms. Virginio:

On behalf of LDH Growth Corp I, a Cayman Islands corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated February 26, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, File No. 333-252540, submitted to the Commission on January 29, 2021 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment”), for submission under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally submitted Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as submitted via EDGAR submission concurrently with this letter and dated March 2, 2021.

U.S. Securities and Exchange Commission
March 3, 2021

Registration Statement on Form S-1 filed January 29, 2021

Risk Factors
Our warrant agreement will designate the courts of the State of New York, page 65

1.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response:

The Company acknowledges the Staff’s comment and has revised the Amendment on page 66 to disclose the risk that the exclusive forum provision in the Company’s warrant agreement may result in increased costs for investors to bring a claim.

Index to Financial Statements, page F-1

2.
You disclose on page F-7 that your fiscal year-end is December 31st. Given this, please tell us why you present audited financial statements for the period-ended January 15, 2021, as this period does not represent your fiscal year-end or your three month quarter end.

Response:

The Company acknowledges the Staff’s comment and has revised the Amendment to the Registration Statement to reflect audited financial statements as of and through December 31, 2020.

Please direct any questions concerning this letter to the undersigned at (212) 351-4034 or afabens@gibsondunn.com.

Very truly yours,

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Stephen Pelliccia, Director and Senior Counsel, SoftBank Group International
Evan D’Amico, Gibson, Dunn & Crutcher LLP